-------------------------------------------------------------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
             For the fiscal year ended     December 31, 1997
                                       --------------------------



                     Commission file number     1-7850
                                            --------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN
     ----------------------------------------------------


B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:


                           SOUTHWEST GAS CORPORATION

               5241 Spring Mountain Road, Post Office Box 98510
                         Las Vegas, Nevada 89193-8510
                                (702) 364-3104



-------------------------------------------------------------------------------

FINANCIAL STATEMENTS AND EXHIBITS.


Listed below are all financial statements and exhibits filed as part of this annual report:

     (a) Financial statements, including statements of net assets available for benefits as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997 and notes to financial statements, together with the report thereon of Arthur Andersen LLP, independent public accountants.

     (b)  Consent of Arthur Andersen LLP, independent public accountants.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Employees' Investment Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                         SOUTHWEST GAS CORPORATION
                         EMPLOYEES' INVESTMENT PLAN





                                  By /s/ Michael O. Maffie
                                     -------------------------
                                     Michael O. Maffie
                                     Director, President and
                                     Chief Executive Officer
                                     Southwest Gas Corporation


Dated:  June 29, 1998


                           SOUTHWEST GAS CORPORATION

                          EMPLOYEES' INVESTMENT PLAN




                             FINANCIAL STATEMENTS


                     AS OF DECEMBER 31, 1997 AND 1996 AND
                     FOR THE YEAR ENDED DECEMBER 31, 1997


                        TOGETHER WITH AUDITORS' REPORT


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' Investment Plan Committee,
  Southwest Gas Corporation:

We have audited the accompanying statements of net assets available for benefits of the SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN (the
Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1997, and reportable transactions for the year ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is also presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                              ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 29, 1998


                                                                              SOUTHWEST GAS CORPORATION
                                                                              EMPLOYEES' INVESTMENT PLAN

                                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                                 DECEMBER 31, 1997


                                                                               FUND INFORMATION
                                                      -----------------------------------------------------------------------------
                                                         FUND A       FUND B       FUND C       FUND D       FUND E       FUND F
                                                      -----------  -----------  -----------  ----------  -----------  -------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock              $45,060,813  $         -  $         -  $         -  $         -  $          -
  Mutual Fund                                                   -   28,807,658            -            -            -             -
  Money Market Fund                                             -            -    5,021,429            -            -             -
  Fixed Income Fund                                             -            -            -    2,692,577            -             -
  Window Guaranteed Return Contract                             -            -            -            -            -             -
  Aggressive Balanced Fund                                      -            -            -            -            -     8,750,221
  Moderate Balanced Fund                                        -            -            -            -            -             -
  Conservative Balanced Fund                                    -            -            -            -            -             -
  Growth & Income Fund                                          -            -            -            -            -             -
  Low-Priced Stock Fund                                         -            -            -            -            -             -
  Temporary cash investments                              650,498            -            -            -            -             -
  Loans to participants (Note 4)                                -            -            -            -            -             -
                                                      -----------  -----------  -----------  -----------  -----------  ------------
NET ASSETS AVAILABLE FOR BENEFITS                     $45,711,311  $28,807,658  $ 5,021,429  $ 2,692,577  $         -  $  8,750,221
                                                      ===========  ===========  ===========  ===========  ===========  ============

                                                                          FUND INFORMATION
                                                      --------------------------------------------------  PARTICIPANT
                                                         FUND G       FUND H       FUND I       FUND J       LOANS        TOTAL
                                                      -----------  -----------  -----------  -----------  -----------  ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock              $         -  $         -  $         -  $         -  $         -  $ 45,060,813
  Mutual Fund                                                   -            -            -            -            -    28,807,658
  Money Market Fund                                             -            -            -            -            -     5,021,429
  Fixed Income Fund                                             -            -            -            -            -     2,692,577
  Window Guaranteed Return Contract                             -            -            -            -            -             -
  Aggressive Balanced Fund                                      -            -            -            -            -     8,750,221
  Moderate Balanced Fund                                4,284,823            -            -            -            -     4,284,823
  Conservative Balanced Fund                                    -    1,320,392            -            -            -     1,320,392
  Growth & Income Fund                                          -            -    5,718,943            -            -     5,718,943
  Low-Priced Stock Fund                                         -            -            -    4,020,307            -     4,020,307
  Temporary cash investments                                    -            -            -            -            -       650,498
  Loans to participants (Note 4)                                -            -            -            -    5,050,026     5,050,026
                                                      -----------  -----------  -----------  -----------  -----------  ------------
NET ASSETS AVAILABLE FOR BENEFITS                     $ 4,284,823  $ 1,320,392  $ 5,718,943  $ 4,020,307  $ 5,050,026  $111,377,687
                                                      ===========  ===========  ===========  ===========  ===========  ============

                                        The accompanying notes are an integral part of this statement.


                                                                         SOUTHWEST GAS CORPORATION
                                                                         EMPLOYEES' INVESTMENT PLAN

                                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                          DECEMBER 31, 1996
                                                                             FUND INFORMATION
                                                 ----------------------------------------------------------------------------------
                                                    FUND A        FUND B        FUND C        FUND D        FUND E        FUND F
                                                 ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock         $ 49,619,666  $          -  $          -  $          -  $          -  $          -
  Mutual Fund                                               -    20,929,752             -             -             -             -
  Money Market Fund                                         -             -     4,329,727             -             -             -
  Fixed Income Fund                                         -             -             -     2,138,166             -             -
  Window Guaranteed Return Contract                         -             -             -             -       121,948             -
  Aggressive Balanced Fund                                  -             -             -             -             -     6,389,908
  Moderate Balanced Fund                                    -             -             -             -             -             -
  Conservative Balanced Fund                                -             -             -             -             -             -
  Growth & Income Fund                                      -             -             -             -             -             -
  Low-Priced Stock Fund                                     -             -             -             -             -             -
  Temporary cash investments                          469,929             -             -             -             -             -
  Loans to participants (Note 4)                            -             -             -             -             -             -
                                                 ------------  ------------  ------------  ------------  ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS                $ 50,089,595  $ 20,929,752  $  4,329,727  $  2,138,166  $    121,948  $  6,389,908
                                                 ============  ============  ============  ============  ============  ============

                                                                      FUND INFORMATION
                                                 ------------------------------------------------------  PARTICIPANT
                                                    FUND G        FUND H        FUND I        FUND J        LOANS         TOTAL
                                                 ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock         $          -  $          -  $          -  $          -  $          -  $ 49,619,666
  Mutual Fund                                               -             -             -             -             -    20,929,752
  Money Market Fund                                         -             -             -             -             -     4,329,727
  Fixed Income Fund                                         -             -             -             -             -     2,138,166
  Window Guaranteed Return Contract                         -             -             -             -             -       121,948
  Aggressive Balanced Fund                                  -             -             -             -             -     6,389,908
  Moderate Balanced Fund                            3,470,499             -             -             -             -     3,470,499
  Conservative Balanced Fund                                -       974,289             -             -             -       974,289
  Growth & Income Fund                                      -             -     1,861,838             -             -     1,861,838
  Low-Priced Stock Fund                                     -             -             -     1,092,400             -     1,092,400
  Temporary cash investments                                -             -             -             -         5,600       475,529
  Loans to participants (Note 4)                            -             -             -             -     4,504,978     4,504,978
                                                 ------------ -------------  ------------  ------------  ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS                $  3,470,499 $     974,289  $  1,861,838  $  1,092,400  $  4,510,578  $ 95,908,700
                                                 ============ =============  ============  ============  ============  ============

                                    The accompanying notes are an integral part of this statement.


                                                                  SOUTHWEST GAS CORPORATION
                                                                  EMPLOYEES' INVESTMENT PLAN

                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                 YEAR ENDED DECEMBER 31, 1997

                                                                         FUND INFORMATION
                                        -------------------------------------------------------------------------------------------
                                          FUND A          FUND B          FUND C          FUND D          FUND E         FUND F
                                        -----------     -----------     -----------     -----------     -----------    ------------
Net investment income:
   Interest and Dividends               $ 2,005,707     $ 2,723,212     $   254,410     $   148,306     $         -    $    907,039
   Loan Fees                                      -               -               -               -                               -
                                        -----------     -----------     -----------     -----------     -----------    ------------
                                          2,005,707       2,723,212         254,410         148,306               -         907,039
                                        -----------     -----------     -----------     -----------     -----------    ------------
Realized gain (loss) on investments        (221,505)        393,603               -           3,303               -         180,364
                                        -----------     -----------     -----------     -----------     -----------    ------------
Unrealized appreciation (depreciation)
   of investments during year            (1,115,537)      1,977,396               -          53,452               -         646,554
                                        -----------     -----------     -----------     -----------     -----------    ------------
Contributions:
   Southwest Gas Corporation              2,336,511          15,128          13,157             457               -           5,308
   Participants                           1,727,691       2,534,553         348,695         250,954               -       1,014,389
   Rollovers                                    (75)          7,070             131               -               -          13,522
                                        -----------     -----------     -----------     -----------     -----------    ------------
                                          4,064,127       2,556,751         361,983         251,411               -       1,033,219
                                        -----------     -----------     -----------     -----------     -----------    ------------
Distributions to participants
   and beneficiaries (Note 5)            (2,098,870)     (1,196,484)       (873,781)       (144,311)              -        (312,252)
                                        -----------     -----------     -----------     -----------     -----------    ------------
Transfers between funds                  (7,012,206)      1,423,428         949,090         242,250        (121,948)        (94,611)
                                        -----------     -----------     -----------     -----------     -----------    ------------
Net increase (decrease)                  (4,378,284)      7,877,906         691,702         554,411        (121,948)      2,360,313
Net assets available for benefits:
  Beginning of year                      50,089,595      20,929,752       4,329,727       2,138,166         121,948       6,389,908
                                        -----------     -----------     -----------     -----------     -----------    ------------
  End of year                           $45,711,311     $28,807,658     $ 5,021,429     $ 2,692,577     $         -    $  8,750,221
                                        ===========     ===========     ===========     ===========     ===========    ============


                                                                                                        PARTICIPANT
                                        -----------------------------------------------------------
                                          FUND G          FUND H          FUND I          FUND J          LOANS           TOTAL
                                        -----------     -----------     -----------     -----------     -----------    ------------
Net investment income:
   Interest and Dividends               $   374,241     $    90,561     $   233,139     $   259,955     $   479,018    $  7,475,588
   Loan Fees                                      -               -               -               -         (12,784)        (12,784)
                                        -----------     -----------     -----------     -----------     -----------    ------------
                                            374,241          90,561         233,139         259,955         466,234       7,462,804
                                        -----------     -----------     -----------     -----------     -----------    ------------
Realized gain (loss) on investments         100,779          23,338         170,893          53,378               -         704,153
                                        -----------     -----------     -----------     -----------     -----------    ------------
Unrealized appreciation (depreciation)
   of investments during year               323,489          42,103         529,743         344,975               -       2,802,175
                                        -----------     -----------     -----------     -----------     -----------    ------------
Contributions:
   Southwest Gas Corporation                  3,192           1,621          17,239          10,512               -       2,403,125
   Participants                             524,013         126,526         496,248         417,755               -       7,440,824
   Rollovers                                    (14)              -          16,949          13,156               -          50,739
                                        -----------     -----------     -----------     -----------     -----------    ------------
                                            527,191         128,147         530,436         441,423               -       9,894,688
                                        -----------     -----------     -----------     -----------     -----------    ------------
Distributions to participants
   and beneficiaries (Note 5)              (184,614)       (127,579)       (177,501)       (118,260)       (161,181)     (5,394,833)
                                        -----------     -----------     -----------     -----------     -----------    ------------
Transfers between funds                    (326,762)        189,533       2,570,395       1,946,436         234,395               -
                                        -----------     -----------     -----------     -----------     -----------    ------------
Net increase (decrease)                     814,324         346,103       3,857,105       2,927,907         539,448      15,468,987
Net assets available for benefits:
  Beginning of year                       3,470,499         974,289       1,861,838       1,092,400       4,510,578      95,908,700
                                        -----------     -----------     -----------     -----------     -----------    ------------
  End of year                           $ 4,284,823     $ 1,320,392     $ 5,718,943     $ 4,020,307     $ 5,050,026    $111,377,687
                                        ===========     ===========     ===========     ===========     ===========    ============

                                      The accompanying notes are an integral part of this statement.


                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN

The following description of the Southwest Gas Corporation Employees' Investment Plan (the Plan), as amended, provides general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  GENERAL

  The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  BASIS OF ACCOUNTING

  The financial statements of the Plan are prepared under the accrual method of accounting.

  USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  CONTRIBUTIONS

  Participants may contribute from 2 to 16 percent of their annual wages before bonuses and overtime. However, contributions may not exceed amounts promulgated in Internal Revenue Code Section 402(g). The Company contributes to the Plan an amount equal to 50 percent of a participant's contribution, not to exceed 3 percent of a participant's annual compensation before bonuses and overtime.

  PARTICIPANTS ACCOUNTS

  Each participant account is credited with the participant's contribution and the portion contributed by the Company. The portion contributed by the participant is invested in the various funds according to the direction of the participant. The Company contributions are invested in Fund A. Upon attaining age 50, participants may elect the investment funds in which the present balance of Company contributions, as well as future Company matching contributions, will be invested.

  VESTING

  Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service as follows:

                                          Vested
               Years of Service         Percentage
                                        ----------

               One but less than two. . . . 20
               Two but less than three. . . 40
               Three but less than four . . 60
               Four but less than five. . . 80
               Five and over. . . . . . . .100

  In the event of death, retirement or total disability of a participant, Company contributions become fully vested irrespective of the years of service at the date of termination.


                           SOUTHWEST GAS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

  PAYMENT OF BENEFITS

  If a participant terminates employment with the Company as a result of retirement, death or permanent and total disability, such participant will be entitled to receive an amount equal to the value of his account at the end of the month immediately following termination of employment. Distributions from Fund A will be made in the Company's common stock plus cash in lieu of fractional shares. A participant may apply to the Plan Committee to request a single lump sum payment in cash of the value of the Company's common stock otherwise distributable to the participant. Distributions from other funds will be made in a single lump sum cash payment.

  Distributions under the Plan will begin as soon as practicable, but not later than 60 days following the end of the Plan year in which the participant attains age 65 or terminates employment, if later. No distribution in excess of $3,500 will be made to employees who have not reached age 65 at the time of termination of employment without the participant's consent. A participant who is terminated and does not elect to take a distribution will continue to receive his share of investment income on all vested portions of his accounts until reaching the earlier of age 65 or electing to receive distributions from the Plan.

  A participant may in certain circumstances elect to defer receipt of distributions to a date not later than the end of the taxable year in which the participant attains age 70-1/2. All distributions to beneficiaries of a participant must be made within five years after the participant's death.

  PLAN EXPENSES

  Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion. All Plan expenses, except loan origination and maintenance fees for loans initiated after July 1, 1996, were paid by the Company for the year ended December 31, 1997. Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 1997 were $12,784.

  PLAN ADMINISTRATION

  Fidelity Management Trust Company acts as the trustee and Fidelity Institutional Retirement Services Company performs all recordkeeping of the Plan.

(2) INVESTMENTS

All investments of the Plan, except those held in Fund E, are stated at quoted market value as of the date of the statement. Insurance contracts in Fund E are stated at contract value which approximates fair value. Loans to participants are valued at their outstanding principal amount. Realized gains/losses on investments sold and the unrealized gains/losses on investments held during the year are determined on a revalued cost basis.

At December 31, 1997, investments representing 5 percent or more of the Plan's net assets are: (a) Southwest Gas Corporation Common Stock - $45,060,813 (40%), (b) Fidelity Contrafund - $28,807,658 (26%), (c) Asset Manager: Growth Fund - $8,750,221 (8%), and (d) Fidelity Growth & Income Fund - $5,718,943 (5%).

(3) FUND DESCRIPTIONS

During 1997, employees could invest their contributions in any combination of nine investment options (Funds A through D and F through J) in 10 percent increments. Participants can change the allocation of their ongoing contributions, and can transfer amounts they previously contributed to other funds, on a monthly basis in increments of 10 percent. Contributions can no
longer be made to Fund E.   Descriptions of the Plan funds are as follows:


                           SOUTHWEST GAS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

  FUND A - COMMON STOCK
  Contributions are invested in Southwest Gas Corporation common stock.

  FUND B - MUTUAL FUND
  Contributions are invested in the Fidelity Contrafund which seeks capital growth by investing primarily in securities which the management of the fund considers to have better than average prospects for appreciation in value due to the undervalued or out of favor position of the securities.

  FUND C - MONEY MARKET FUND
  Contributions are invested in the Fidelity Retirement Money Market Portfolio Fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in high-quality, U.S. dollar-denominated money market investments of U.S. and foreign issues.

  FUND D - FIXED INCOME FUND
  Contributions are invested in the Fidelity Investment-Grade Bond Fund which invests in a broad range of fixed-income securities, primarily investment-grade debt securities and preferred stocks.

  FUND E - WINDOW GUARANTEED RETURN CONTRACT
  Contributions are no longer being made to Fund E. Amounts held in Fund E were invested in three-year guaranteed insurance contracts.

  FUND F - AGGRESSIVE BALANCED FUND
  Contributions are invested in the Fidelity Asset Manager: Growth Fund which seeks to maximize total return over the long term by allocating its assets among stocks, bonds, and short-term investments with an emphasis on stocks.

  FUND G - MODERATE BALANCED FUND
  Contributions are invested in the Fidelity Asset Manager Fund which seeks a high total return with reduced risk over the long term by using a balanced mix of stocks, bonds, and short-term investments. As of May 1998, this investment option was eliminated from the Plan.

  FUND H - CONSERVATIVE BALANCED FUND
  Contributions are invested in the Fidelity Asset Manager: Income Fund which seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, and short-term investments with an emphasis on short-term investments. As of May 1998, this investment option was eliminated from the Plan.

  FUND I - GROWTH & INCOME FUND
  Contributions are invested in the Fidelity Growth & Income Fund which seeks a high total return through a combination of current income and capital appreciation by investing mainly in equity securities of companies that pay current dividends and offer potential growth of earnings.

  FUND J - LOW-PRICED STOCK FUND
  Contributions are invested in the Fidelity Low-Priced Stock Fund which seeks long-term capital appreciation by investing primarily in low-priced stocks in small, less well known, or overlooked companies which may be undervalued and offer the potential for growth.

  PARTICIPANT LOANS
  These funds are the result of loans to participants in the Plan (see Note 4).


                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

(4) PARTICIPANT LOANS

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants' investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent. Principal and interest payments on a Participant's loan will be credited to the Participant's investment accounts in the same ratio as ongoing contributions.

(5) FORFEITURES

The nonvested balances forfeited by participants who withdrew from the Plan during the year ended December 31, 1997 were $21,090. The market value of the nonvested portion of a withdrawing participant account is reallocated to the remaining participants in the Plan.

(6) PLAN EQUITY

There were no outstanding withdrawal requests at December 31, 1996 and 1997.

At December 31, 1997, the Trustee held for the Plan the following:


                                                             FUND
                    -------------------------------------------------------------------------------------------
                        A         B         C         D       E        F        G        H        I        J
                    ---------  -------  ---------  -------  ------  -------  -------  -------  -------  -------
Shares or units
held by Trustee     2,411,281  617,792  5,021,429  369,860       -  473,497  233,505  108,407  150,104  159,980


Market value
Per Unit            $   18.69  $ 46.63  $    1.00  $  7.28  $    -  $ 18.48  $ 18.35  $ 12.18  $ 38.10  $ 25.13
                    =========  =======  =========  =======  ======  =======  =======  =======  =======  =======


(7) RELATED PARTY TRANSACTIONS

Investments in Fund A consist of Company Common Stock and are considered party-in-interest. Investments in Funds B through D and F through J are managed by Fidelity, the Plan trustee, and are also considered party-in-interest.

(8) PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.

(9) FEDERAL INCOME TAXES

In March 1996, the Company received a favorable determination letter from the Internal Revenue Service stating that the Plan, amended and restated effective December 1, 1994, qualifies for deferred tax treatment of contributions under
Section 401(k) of the Internal Revenue Code. It is the opinion of the Employees' Investment Plan Committee (the Plan Committee) that the Plan, as amended and as currently operating, is tax exempt and in compliance with all applicable provisions of the Internal Revenue Code.


                                                                                                  SCHEDULE I

                                         SOUTHWEST GAS CORPORATION
                                         EMPLOYEES' INVESTMENT PLAN


                         ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                            AT DECEMBER 31, 1997


                                                                   Number of                    Fair Market
                                                                    Shares          Cost           Value
                                                                   ---------   -------------   -------------
Common Stock
  Southwest Gas Corporation*                                       2,411,281   $  40,177,499   $  45,060,813

Mutual Fund
  Fidelity Contrafund*                                               617,792      23,256,383      28,807,658

Money Market Fund
  Fidelity Retirement Money Market Portfolio Fund*                 5,021,429       5,021,429       5,021,429

Fixed Income Fund
  Fidelity Investment-Grade Bond Fund*                               369,860       2,622,992       2,692,577

Aggressive Balanced Fund
  Fidelity Asset Manager:  Growth Fund*                              473,497       7,605,424       8,750,221

Moderate Balanced Fund
  Fidelity Asset Manager Fund*                                       233,505       3,767,842       4,284,823

Conservative Balanced Fund
  Fidelity Asset Manager:  Income Fund*                              108,407       1,241,239       1,320,392

Growth & Income Fund
  Fidelity Growth & Income Fund*                                     150,104       5,019,820       5,718,943

Low-Priced Stock Fund
  Fidelity Low-Priced Stock Fund*                                    159,980       3,612,799       4,020,307

Temporary Cash Investments
  Interest-bearing cash*                                             650,498         650,498         650,498
                                                                               -------------   -------------

                                                                                  92,975,925     106,327,661
Participant Loans                                                                  5,050,026       5,050,026
                                                                               -------------   -------------

                                                                               $  98,025,951   $ 111,377,687
                                                                               =============   =============
*Party-in-interest



                                                                                                                 SCHEDULE II
                                              SOUTHWEST GAS CORPORATION
                                              EMPLOYEES' INVESTMENT PLAN

                                      ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                         FOR THE YEAR ENDED DECEMBER 31, 1997


                                                          Purchases                                  Sales
                                                  ------------------------    ------------------------------------------------------
                                                   Number of                   Number of                    Original
Description                                       Transactions      Cost      Transactions    Proceeds        Cost          Gain
-----------------------------------------------   ------------  ------------  ------------  ------------  ------------  ------------
Southwest Gas Corporation Common Stock *                   244  $  8,104,558           239  $ 11,164,455  $  9,580,510  $  1,583,945

Fidelity Contrafund                                        236    10,130,499           201     4,623,592     3,704,502       919,090

Fidelity Growth & Income Fund                              195     4,514,854            87     1,358,384     1,273,580        84,804

Fidelity Asset Manager:  Growth Fund                       203     3,286,696           159     1,753,301     1,492,284       261,017

Fidelity Retirement Money Market Portfolio Fund            181     4,335,616           166     3,643,914     3,643,914             -








* The Southwest Gas Corporation Common Stock shares which are distributed to terminated or withdrawing participants are not included in this schedule; however, a realized gain (loss) is recognized on the statement of changes in net assets available for benefits.


